                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 15, 2001

                               HAVAS ADVERTISING
                (Translation of registrant's name into English)


                              84, rue de Villiers
                         92683 Levallois-Perret Cedex
                                    France
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-[X]                     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


               Yes [_]                                No [X]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-_______________

                               HAVAS ADVERTISING

          On November 15, 2001, Havas Advertising issued a press release announcing the outlines of its strategic reorganization. Attached as Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the November 15, 2001 press release.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        HAVAS ADVERTISING
                                        (Registrant)


Date: November 19, 2001                 By: /s/ R. John Cooper
                                            ------------------
                                            Name:  R. John Cooper
                                            Title: Executive Vice President and
                                                         General Counsel

                               HAVAS ADVERTISING


                               INDEX TO EXHIBITS

Exhibit
-------

   1        Press release issued by Havas Advertising on November 15, 2001.